Exhibit 99.1

MeaTech 3D Ltd. Announces $6.5 Million Registered Direct Offering

REHOVOT, Israel, June 30, 2022 /PRNewswire/ -- MeaTech 3D Ltd. (Nasdaq: MITC) ("MeaTech"), an international deep-tech food company at the forefront of the cultured meat industry, today announced that it has entered into a definitive agreement with a single U.S. institutional investor for the purchase and sale of 1,857,143 American Depositary Shares, (or American Depositary Share equivalents in lieu thereof) and warrants to purchase 1,857,143 American Depositary Shares at a purchase price per ADS (and accompanying warrant) of $3.50, pursuant to a registered direct offering.

The warrants to be issued will have a five-year term, will become exercisable immediately and will have an exercise price of $3.50 per ADS.

The closing of the offering is expected to occur on or about July 5, 2022, subject to the satisfaction of customary closing conditions. The gross proceeds from the offering are expected to be approximately $6.5 million. The Company intends to use the net proceeds from the offering for general corporate purposes.

A.G.P./Alliance Global Partners is acting as the sole placement agent for the offering.

This offering is being made pursuant to an effective shelf registration statement on Form F-3 (File No. 333-264110) previously filed with the U.S. Securities and Exchange Commission (the “SEC”). A prospectus supplement describing the terms of the proposed offering will be filed with the SEC and will be available on the SEC’s website located at http://www.sec.gov. Electronic copies of the prospectus supplement may be obtained, when available, from A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022, or by telephone at (212) 624-2060, or by email at prospectus@allianceg.com.

Before investing in this offering, interested parties should read in their entirety the prospectus supplement and the accompanying prospectus and the other documents that are incorporated by reference in such prospectus supplement and the accompanying prospectus, which provide more information about the Company and such offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About MeaTech

MeaTech is an international deep-tech food company at the forefront of the cultured meat revolution. The company initiated activities in 2019 and is listed on the Nasdaq Capital Market under the ticker "MITC". MeaTech maintains facilities in Rehovot, Israel and Antwerp, Belgium and is in the process of expanding activities to the US. The company believes cultivated meat technologies hold significant potential to improve meat production, simplify the meat supply chain, and offer consumers a range of new product offerings.

MeaTech aims to provide an alternative to industrialized animal farming that dramatically reduces carbon footprint, minimizes water and land usage, and prevents the slaughtering of animals. With a modular factory design, MeaTech aims to offer a sustainable solution for producing a variety of beef, chicken and pork products, both as raw materials and whole cuts.

For more information, please visit: https://meatech3d.com

Forward-Looking Statements

This press release contains forward-looking statements concerning MeaTech's business, operations and financial performance and condition as well as plans, objectives, and expectations for MeaTech's business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect MeaTech's current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause MeaTech's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as "may," "could," "should," "will," "would," "believe," "anticipate," "estimate," "expect," "aim," "intend," "plan" or words or phases of similar meaning and include, without limitation, the expected closing of this offering and use of proceeds, MeaTech's expectations regarding the success of its cultured meat manufacturing technologies it is developing, which will require significant additional work before MeaTech can potentially launch commercial sales; MeaTech's research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; MeaTech's ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in MeaTech's Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission on March 24, 2022. New risks and uncertainties may emerge from time to time, and it is not possible for MeaTech to predict their occurrence or how they will affect MeaTech. If one or more of the factors affecting MeaTech's forward-looking information and statements proves incorrect, then MeaTech's actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, MeaTech cautions you not to place undue reliance on its forward-looking information and statements. MeaTech disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

Investor Contact:

MeaTech Press Contact:	MeaTech Investor Contacts:
Maissa Dauriac Rainier Communications mdauriac@rainierco.com	Joseph Green Edison Group jgreen@edisongroup.com	Ehud Helft Edison Israel ehelft@edisongroup.com